SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              S C H E D U L E 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 1

                         INDUSTRIAL TECHNOLOGIES, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   456360106
                                (CUSIP Number)


     Check the following if a fee is being paid with this statement. ___ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.) (Continued on following page(s))

                               Page 1 of 3 Pages

CUSIP NO. 456360106

ITEM 1 (A).    NAME OF ISSUER.
               Industrial Technologies, Inc.

ITEM 1 (B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               One Trefoil Drive, Trumbull, CT  06611

ITEM 2 (A).    NAME OF PERSON FILING.
               Worthington Industries, Incorporated

ITEM 2 (B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR,
               IF NONE, RESIDENCE
               1205 Dearborn Drive, Columbus, Ohio  43085

ITEM 2 (C).    CITIZENSHIP.
               N/A

ITEM 2 (D).    TITLE OF CLASS OF SECURITIES.
               Common Stock

ITEM 2 (E).    CUSIP NUMBER.
               456360106

ITEM 3.        Not Applicable

ITEM 4.        OWNERSHIP.
         (a)   AMOUNT BENEFICIALLY OWNED:
               172,008

         (b)   PERCENT OF CLASS:
               3.3%

         (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            (i)   Sole power to vote or to direct the vote:
                             172,008
           (ii)   Shared power to vote or to direct the vote:
                                 -0-
          (iii)   Sole power to dispose or to direct disposition of:
                             172,008
           (iv)   Shared power to dispose or to direct the disposition of:
                                 -0-

ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS.
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON
            Not Applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE Subsidiary
            Which Acquired the Securities Being Reported on by
            The Parent Holding Company.
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE   GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not Applicable

ITEM 10.    CERTIFICATION.
            The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have effect of changing or influencing the control of issuer of such securities and were not acquired in with or as a participant in any transaction such purposes or effect.

                               S I G N A T U R E
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                 WORTHINGTON INDUSTRIES, INCORPORATED


DATED
as of:  February 7, 1996         By:______________________________
                                    Robert J. Borel, Vice President